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January 30, 2012

VIA EDGAR
---------

Mary Cole, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sanford C. Bernstein Fund, Inc. - International Portfolio and Tax-Managed
    International Portfolio
    Post-Effective Amendment No. 53 to the Registration Statement
    Securities Act File No. 33-21844; Investment Company Act File No. 811-5555
    --------------------------------------------------------------------------

Dear Ms. Cole:

   On behalf of Sanford C. Bernstein Fund, Inc. (the "Registrant"), this letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the undersigned on January 19, 2012 regarding Post-Effective Amendment No. 53 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 54 to the Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment") with respect to the International Portfolio and Tax-Managed International Portfolio (each a "Fund" and together, the "Funds").

   The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Registrant. The Registrant's responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

  NEW YORK  WASHINGTON, DC   PARIS  LONDON  MILAN  ROME  FRANKFURT  BRUSSELS

January 30, 2012
Page 2

Comment 1:  The Staff notes that each Fund has changed its investment objective. Please confirm supplementally whether shareholders of each Fund were given notice of the change in the Fund's investment objective.

Response :  Each Fund confirms that its shareholders were given notice of the change in its investment objective.

Comment 2:  With respect to each Fund's expense table, please confirm that each Fund did not incur any Acquired Fund Fees and Expenses.

Response :  Each Fund confirms that it did not incur any Acquired Fund Fees and Expenses during the Fund's most recent fiscal year.

Comment 3:  In light of disclosure regarding the Funds' investments in derivative instruments, confirm that the Funds' derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the funds invest or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30,
            2010) (the "Derivatives Disclosure Letter").

Response:   The Funds are aware of the Staff's observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Funds believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

                              * * * * * * * * * *

   The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

       (a)the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

       (b)Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

January 30, 2012
Page 3

       (c)the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions concerning the above, please call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
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Anthony Geron

cc: Nancy E. Hay, Esq.
    Margery K. Neale, Esq.